

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2022

Jeffrey L. Vigil
Vice President - Finance and Chief Financial Officer
Westwater Resources, Inc.
6950 S. Potomac Street, Suite 300
Centennial, Colorado 80112

> **Re: Westwater Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 11, 2022**
> **File No. 001-33404**

Dear Mr. Vigil:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation